EXHIBIT 99.8

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Registration Nos. 333-06784, 333-08146, 333-11842, 333-09350, 333-11154, 333-13686, 333-111112, 333-111113, 333-134355, 333-144589 and 333-145981) and on Form F-3 (Registration Nos. 333-07130, 333-07266, 333-07740, 333-12996, 333-12350, 333-109766 and 333-127883) of our report dated February 24, 2006, with respect to the consolidated financial statements of Performix Holdings, Inc. for the year ended December 31, 2005 and the notes thereto, which is included in this Report on Form 6-K of NICE-Systems Ltd. for the month of September 2007.

/s/ Feeley & Driscoll, P.C.
Boston, MA September 11, 2007